  VAN KAMPEN ADVANTAGE MUNICIPAL INCOME TRUST - SERIES A CUSIP - 921-124-202, VAN KAMPEN ADVANTAGE MUNICIPAL INCOME TRUST - SERIES B CUSIP - 921-124-301, VAN KAMPEN ADVANTAGE MUNICIPAL INCOME TRUST - SERIES C CUSIP - 921-124-400, VAN KAMPEN ADVANTAGE MUNICIPAL INCOME TRUST - SERIES D CUSIP - 921-124-509,


                        NOTICE OF PROPOSED REORGANIZATION


     NOTICE IS HEREBY GIVEN that VAN KAMPEN ADVANTAGE MUNICIPAL INCOME TRUST ("ADVANTAGE MUNICIPAL INCOME TRUST") is scheduled to reorganize into VAN KAMPEN MUNICIPAL OPPORTUNITY TRUST (the "Acquiring Fund") after the close of business on JANUARY 27, 2006.

     The Acquiring Fund currently has two series of auction preferred shares ("APS"). After the reorganization is completed, the Acquiring Fund will have six series of APS: (i) the Acquiring Fund's existing APS will comprise Series A APS and Series B APS, (ii) the Acquiring Fund will issue four new series of APS ("Acquiring Fund Series C APS", "Acquiring Fund Series D APS", "Acquiring Fund Series E APS" and "Acquiring Fund Series F APS") in exchange for Advantage Municipal Income Trust's existing APS ("Advantage Municipal Income Trust Series A APS", "Advantage Municipal Income Trust Series B APS", "Advantage Municipal Income Trust Series C APS", and "Advantage Municipal Income Trust Series D APS", respectively). The number of days in the regular dividend period for Acquiring Fund Series C APS, Acquiring Fund Series D APS, Acquiring Fund Series E APS and Acquiring Fund Series F APS will remain the same as the existing APS for Advantage Municipal Income Trust Series A APS, Advantage Municipal Income Trust Series B APS and Advantage Municipal Income Trust Series C APS and Advantage Municipal Income Trust Series D APS, respectively (i.e., an auction for Acquiring Fund Series C APS, Acquiring Fund Series D APS, Acquiring Fund Series E APS and Acquiring Fund Series F will occur every 28 days, unless the Acquiring Fund declares a special dividend period).

     The previous auction for Advantage Municipal Income Trust Series A APS occurred on January 19, 2006. On January 27, 2006, holders of Advantage Municipal Income Trust Series A APS will receive a dividend representing the eight-day period from January 20, 2006 through January 27, 2006. The initial dividend rate for Acquiring Fund Series C APS will be the rate as determined at the January 19, 2006 auction for Advantage Municipal Income Trust Series A APS, and this rate will continue until the next regularly scheduled auction for Acquiring Fund Series C APS, which is expected to be on February 16, 2006 (i.e., 28 days after January 19, 2006).

     The previous auction for Advantage Municipal Income Trust Series B APS occurred on January 5, 2006. On January 27, 2006, holders of Advantage Municipal Income Trust Series B APS will receive a dividend representing the twenty-two-day period from January 6, 2006 through January 27, 2006. The initial dividend rate for Acquiring Fund Series D APS will be the rate as determined at the January 5, 2006 auction for Advantage Municipal Income Trust Series B APS, and this rate will continue until the next regularly scheduled auction for Acquiring Fund Series D APS, which is expected to be on February 2, 2006 (i.e., 28 days after January 5, 2006).

     The previous auction for Advantage Municipal Income Trust Series C APS occurred on January 13, 2006. On January 27, 2006, holders of Advantage Municipal Income Trust Series C APS will receive a dividend representing the eleven-day period from January 17, 2006 through January 27, 2006. The initial dividend rate for Acquiring Fund Series E APS will be the rate as determined at the January 13, 2006 auction for Advantage Municipal Income Trust Series C APS, and this rate will continue until the next regularly scheduled auction for Acquiring Fund Series E APS, which is expected to be on February 13, 2006 (i.e., 31 days after January 13, 2006).

     The previous auction for Advantage Municipal Income Trust Series D APS occurred on January 19, 2006. On January 27, 2006, holders of Advantage Municipal Income Trust Series D APS will

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receive a dividend representing the eight-day period from January 20, 2006 through January 27, 2006. The initial dividend rate for Acquiring Fund Series F APS will be the rate as determined at the January 19, 2006 auction for Advantage Municipal Income Trust Series D APS, and this rate will continue until the next regularly scheduled auction for Acquiring Fund Series F APS, which is expected to be on February 16, 2006 (i.e., 28 days after January 19, 2006).

     The foregoing does not constitute an offer of any securities for sale. The joint proxy statement/prospectus relating to the proposed reorganization contains important information and shareholders are urged to read it. Free copies of the joint proxy statement/prospectus are available by calling Van Kampen's Client Relations Department at (800) 341-2929 or on the Securities and Exchange Commission's web site at www.sec.gov.



                                     VAN KAMPEN ADVANTAGE MUNICIPAL INCOME TRUST


Dated: January 20, 2006              By:  /s/ PHILLIP G. GOFF
                                          ----------------------
                                          Phillip G. Goff
                                          Chief Financial Officer and Treasurer